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# David M. Walker, Esq. · 3rd

Atlanta Business Attorney / StarWalker Industries

Atlanta Metropolitan Area · 500+ connections · Contact info

**Law Offices of David M. Walker, Esq.**

**University of Detroit Mercy School of Law**

## Experience

**Atlanta Business Attorney**
Law Offices of David M. Walker, Esq.
Jan 2007 – Present · 14 yrs 5 mos
Atlanta, Georgia

Atlanta Business Attorney that consults businesses on raising capital.

**Home**

**Atlanta Business Attorney | Contract...**

**President**
StarWalker Industries LLC
Nov 2014 – Present · 6 yrs 7 mos
Greater Atlanta Area

Positivity Alkaline Water, Integrity Purified Water and Integrity Spring bottled water distribution.

**StarWalker Capability Statement (April...**

**StarWalker Industries | Bottled Water > Home**

**NFL Agent**
StarWalker Agency LLC
Oct 2018 – Present · 2 yrs 8 mos
Atlanta, Georgia

Representing NFL players and coaches

**StarWalker Agency Introduction (April...**

**Managing Partner**
Handprint Group
Jan 2007 – Nov 2008 · 1 yr 11 mos

Structured transactions with capital investors and small growth companies.

**Corporate Counsel**
Celsia Technologies, Inc.
Aug 2005 – Jan 2007 · 1 yr 6 mos

Corporate Counsel of US parent company - managed all legal issued in US parent company, UK subsidiary, and Korean subsidiary.

Show 3 more experiences

## Education

**University of Detroit Mercy School of Law**
Juris Doctorate
1995 – 1998

**University of Michigan**
Bachelor of Science, Mechanical Engineering
1990 – 1995
Activities and Societies: Founding Father - Gamma Tau Omega (GTO) Fraternity @ The University of Michigan specializing in philanthropy and community service.

## Licenses & certifications

**NFL Contract Advisor**
NFL Players Association
Issued Oct 2018 · No Expiration Date

**Attorney**
State Bar of Georgia
Issued Jul 2004 · No Expiration Date

**Attorney**
State Bar of Michigan
Issued Nov 1998 · No Expiration Date